OFFICER’S CERTIFICATE

This is to certify that the premium for the Investment Company Blanket Bond issued by Berkley Regional Insurance Company to Mutual of America Investment Corporation was paid for the period March 1, 2022 through March 1, 2023.

Dated: March 16, 2022

/s/ Maria Brophy
Maria Brophy